December 5, 2003 Report to Shareholders

Pacific Rim Mining Corp. (the “Company”) is pleased to provide the following update on its activities during and subsequent to the Company’s second quarter of fiscal 2004 (August 1, 2003 to October 31, 2003). Pacific Rim focused on advancing its El Salvador projects during the quarter with the continuation of the Company’s step-out and scout drilling program at its flagship El Dorado gold project and the nearby La Calera gold project, and the publication of an updated El Dorado resource estimate.

Drill results from the El Dorado drill program generated during and subsequent to the second quarter of fiscal 2004 are outlined below, along with the results from the Company’s updated El Dorado resource estimate. Tom Shrake, CEO, states “Our step-out drill program on the Minita vein system was highly successful and resulted in a 67% increase in the measured and indicated resource for the Minita vein system. Including two smaller, proximal deposits at the Coyotera and Nueva Esperanza veins, the El Dorado project now contains 821,000 ounces of gold and 5.3 million ounces of silver. This is a significant milestone in the advancement of the El Dorado gold project and brings Pacific Rim a step forward in our goal of becoming a highly profitable, low-cost, intermediate-level gold producer. We are now conducting additional scout drilling on high priority veins in both the North and Central Districts of the El Dorado project in the search for additional resources. At our nearby La Calera gold project, our drilling has resulted in the discovery of two mineralized structures that represent a potentially bulk-mineable gold target, however, the viability of La Calera requires the discovery of additional mineralization. We are about to commence both geological and geophysical surveys to trace the La Calera vein system along strike and intend to recommence drilling, utilizing a reverse circulation rig, in the coming months.”

El Dorado Exploration

In a news release dated October 27, 2003, Pacific Rim announced the results of an updated resource estimate for the El Dorado gold project. This included new resource estimates for the Minita vein system as well as the Coyotera and Nueva Esperanza veins, incorporating the results to date from Pacific Rim’s ongoing drill program as outlined in the following table:

Minita Vein System
Resource Category	Tonnes (000s)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces	Contained Silver Ounces
Measured and	1,599	11.38	70.3	585,200	3,615,400
Indicated
Inferred	116	9.77	62.8	36,600	235,300
The Minita vein resource is based on a 5.0 g/t gold cutoff
Coyotera Vein
Resource Category	Tonnes (000s)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces	Contained Silver Ounces
Measured and	535	9.07	70.7	156,000	1,216,000
Indicated
Inferred	15	8.29	89.2	4,000	43,000
The Coyotera vein resource is based on a 5.0 g/t gold cutoff
Nueva Esperanza Vein
Resource Category	Tonnes (000s)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces	Contained Silver Ounces
Indicated	1,083	2.30	14.2	80,000	494,000
Inferred	997	1.34	8.6	43,000	274,000
The Nueva Esperanza vein resource is near surface, potentially open-pitable, and based on a 0.8 g/t gold cutoff

The measured and indicated gold resource on the Minita vein has grown 67% as a result of Pacific Rim’s step-out drill program designed to extend the dimensions of the Minita mineralized chute. The Nueva Esperanza and Coyotera resources are the first ever conducted in compliance with National Instrument 43-101 and add significantly to the measured and indicated resource at El Dorado which now totals 821,000 ounces of gold and 5.3 million ounces of silver (see National Instrument 43-101 Disclosure section of the Management’s Discussion and Analysis).

Pacific Rim has reported the results from 58 drill holes at the El Dorado project (P02-203 through P03-260) to date. The results for all holes up to P03-256 were made available in previous quarterly reports. Holes P03-257 through P03-260 are presented below:

Hole No.	Vein Tested	Country Grid Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P03-257	Deep Minita	301574 / 533868	085.5/61.5	453.4 465.3	453.75 468.35	0.35 3.05	0.3 1.7	10.54 8.06	29.5 22.3
P03-258	Deep Minita	301576 / 533869	090/58	423.7 452 457.3	424.35 453.05 460.65	0.65 1.05 3.35	0.2 0.8 2.7	9.90 10.58 7.11	34.6 51.7 39.5
P03-259	Deep Minita	301697 / 533915	086.5/56	395.05 418.95 429.6	396.15 419.55 435.1	1.1 0.6 6.5	0.7 0.4 3.25	5.88 14.49 6.31	60.0 82.0 20.5
P03-260	Deep Minita	301477 / 534053	085/73	25.95 235 238.15 314.95 324.25 357.3	26.15 235.7 238.45 315.15 329.15 358.25	0.2 0.7 0.3 0.2 4.9 0.95	0.15 0.6 0.2 0.15 3.1 0.6	17.4 17.28 10.5 6.16 7.34 7.21	33.9 157 102 17.6 45.7 22.6

Pacific Rim has adopted a two-pronged approach in its continued advancement of the El Dorado gold project. Management believes the grade, tonnage and vein width defined by the new resource estimate are such that the El Dorado gold project has the potential to support a highly profitable, low-cost underground operation. To evaluate this possibility, Pacific Rim intends to conduct a preliminary economic assessment (‘scoping study’) for the El Dorado project in the coming year, and has begun to collect additional data from the project required for this assessment.

Cognisant of the market premiums afforded to producers with larger operations, and with a series of high quality vein targets on the El Dorado project remaining to be tested, Pacific Rim will concurrently conduct additional exploration drilling in the search for new chutes of mineralization. Drilling on the San Matias vein in the project’s North District, as well as on high priority vein targets in the eastern Central District is now in progress. This scout drilling program is expected to continue for the coming months.

La Calera Project

A total of 31 core holes have been drilled at the La Calera gold project in El Salvador, and all available results have been tabulated in previous quarterly reports. La Calera was initially targeted as a high-grade, vein-hosted epithermal system similar to the Company’s nearby El Dorado project. As the drill program progressed, however, results indicate that the La Calera project represents a lower grade, potentially bulk-mineable gold target, with local high-grade gold intercepts. In September 2003, Pacific Rim completed its scout-drilling program on exposed areas of the La Calera vein system and the core rig was moved back to the Company’s neighbouring El Dorado gold project.

The La Calera epithermal vein system comprises two parallel, mineralized structures (Rosa and Rosa West). Both structures appear to persist under post-mineral cover that obscures their exposure to the north. Pacific Rim intends to conduct geologic mapping and geophysical surveys to trace these structures further along their strike under the post-mineral cover. The width and continuity of the mineralization in both the Rosa and Rosa West structures indicates a potentially bulk-mineable gold target at La Calera, although the project’s viability will depend on increasing the size of the mineralized bodies. Upon completion of the surface work, Pacific Rim intends to resume drill testing of the La Calera project utilizing a reverse circulation drill rig, a more cost effective technique for shallow drilling.

Rawhide Mine, Nevada

The Denton-Rawhide gold mine in Nevada is now in the residual leach phase and actual cash outlays for production are limited to the pumping and processing of leach fluids. Actual cash outlays for production averaged $158 per ounce of gold produced during the quarter ended October 31, 2003; a significant reduction compared to the $319 per ounce of gold produced in the corresponding quarter a year earlier. With gold prices at multi-year highs and actual cash costs substantially reduced, the Denton-Rawhide mine is currently experiencing a period of significantly increased cash flows. Production rates are stable and continuous efforts are being made to improve recoveries. During the quarter, the Denton-Rawhide mine generated sufficient cash flow to fully fund current closure activities as well as the Company’s El Salvadoran exploration activities and administrative overhead expenditures, and provide a nominal excess amount that served to bolster the Company’s cash balance.

Residual leaching at Denton-Rawhide is expected to continue through 2004 and beyond.

Management’s Discussion and Analysis of Financial Results and Operating Results

2nd Quarter ended October 31, 2003 and 2002. All currency amounts are expressed in United States dollars unless otherwise stated.

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes for the three months ended October 31, 2003 (“the quarter”). This discussion is limited to matters pertaining to the Company’s financial results for the three months ended October 31, 2003 that, in the opinion of the Company, are material. For discussion of previous quarterly results reference should be made to the duly filed reports for those periods.

Financial Performance and Liquidity

Financial Results of Operations

The Company realized a net loss for the three months ended October 31, 2003 of $1.7 million or $0.02 per share (basic and diluted) compared to a net loss of $1.3 million or $0.02 per share (basic and diluted) for the corresponding period a year earlier. The $0.4 million increase in the quarterly loss for the quarter ended October 31, 2003 compared to the quarter ended October 31, 2002 is primarily due to increased exploration expenditures during the current quarter.

Gold and silver sales revenues increased from $3.0 million for the three months ended October 31, 2002 to $3.6 million for the three months ended October 31, 2003 reflecting improved gold sales prices which offset a decline in quarterly gold sales volumes (2003 – 8,500 ozs; 2002 – 8,800 ozs.). The average price realized for gold in the three months ended October 31, 2003 was $381 per ounce compared to $307 per ounce received in the three comparable months ended in 2002.

The Company entered into a number of hedge contracts during the quarter in order to lock in a certain portion of its anticipated revenues from the Denton-Rawhide gold mine. As of October 31, 2003, 3,000 ounces of gold were sold forward at $390 per ounce in 500-ounce monthly contracts extending to April 2004. Subsequent to the end of the quarter, an additional 3,000 ounces were sold forward at $400 per ounce in 500-ounce monthly contracts extending to May 2004. The Company’s decision to hedge is purely a cash-management strategy to guarantee sufficient revenues for planned activities, while leaving as much unhedged production as possible available for participation in the risks and rewards of the open market.

Liquidity, Capital Resources and Financial Condition

The Company has adopted a balance sheet format to display a total for cash and cash equivalents and bullion, reflecting management’s view that saleable bullion inventory held by a refiner is as readily available to meet short-term liquidity requirements as cash and cash equivalents. Cash and cash equivalents and bullion totaled $2.4 million at October 31, 2003 ($1.7 million - April 30, 2003). The $0.7 improvement in cash and cash equivalents and bullion is due to improved operating cash flows from the Denton-Rawhide gold mine.

Cash flows for the quarter increased by $2.7 million compared to the corresponding year earlier quarter, mainly due to a $2.9 million improvement in cash flows provided by operating activities offset by $0.2 million of new investment in leaching equipment at Rawhide. The improvement in operating cash flow for the quarter ended October 31, 2003 compared to the corresponding period a year earlier is primarily a result of the significantly improved cash flows at the Denton-Rawhide mine.

During the quarter working capital decreased by $2.0 million from $8.5 million at July 31, 2003 to $6.5 million at October 31, 2003. This decrease in working capital for the current quarter stems from a $ 2.0 million reduction of “heap leach” inventories at Denton Rawhide and a $0.8 million increase in current liabilities all offset by a $ 0.7 million improvement in cash, cash equivalents and bullion. Future working capital levels are expected to decrease as gold “heap leach” inventories at the Denton-Rawhide mine are liquidated and cash proceeds are expended on exploration activities, reclamation activities and overhead costs.

The Company received $0.1 million of creditor payment proceeds under the Andacollo (Chile) creditors’ plan in each of the quarters ended October 31, 2003 and 2002.

Production

Pacific Rim’s share (49%) of metal production at Denton-Rawhide for the quarter ended October 31, 2003 was 7,313 ounces of gold and 55,100 ounces of silver at cash production costs (as calculated using industry standards) of $422 per ounce of gold produced, which includes $250 per ounce of non-cash “heap leach” inventory “drawdown” costs. Production for the comparable quarter of 2002 was 8,913 ounces of gold and 69,250 ounces of silver at cash production costs of $265 per ounce of gold produced. Actual cash expended per ounce of gold produced in the current quarter was $158 per ounce, which when deducted from the $381 per ounce average realized gold sale price, provides significant cash margins from operations to fund ongoing exploration, reclamation and overheads.

Gold and silver production levels at the mine in the quarter ended October 31, 2003 are significantly decreased compared to the corresponding quarter of 2002 due to the cessation of active mining and stacking since October, 2002 and expected declines in production as the residual leach activity depletes the remaining gold inventories contained in the “heap”. Efforts are being concentrated on maintaining and improving the metal recoveries during the final stages of leaching.

Closure expenditures, related to severances and reclamation at the Denton-Rawhide mine, of $0.3 million were made during the quarter ended October 31, 2003 ($0.3 million for the quarter ended October 31, 2002) as the operation completed its first full period of residual leaching. Mining activity at Denton-Rawhide ceased in October 2002 with the crushing and stacking of stockpiled ore completed in May 2003. Residual leaching at Denton-Rawhide is expected to continue beyond 2004, and is projected to be a significant cash-flow generating period. A closure plan for the Denton-Rawhide mine has been presented to the regulatory authority for review and approval. The Company’s share of future severance and reclamation liabilities at Denton-Rawhide is estimated to be $2.7 million, which is being funded out of ongoing operating cash flow from the mine and balances available from the $3.4 million closure fund.

Exploration

During the current quarter, the Company’s primary exploration activities continued to center on scout and step-out drilling on the El Dorado and La Calera gold projects in El Salvador and the calculation of an updated resource estimate for the El Dorado project. Exploration expenditures for the quarter ended October 31, 2003 were $1.2 million compared to $0.9 million for the comparable quarter ended October 31, 2002. Ongoing exploration will be funded from the Company’s expected share of cash flows generated by the Denton-Rawhide mine.

Outlook

The Company anticipates continued gold production from the Denton-Rawhide mine through the remainder of fiscal 2004 with any further production continuing thereafter at reduced levels as recoveries decline. Actual cash production costs are expected to continue at or near current levels as residual leaching continues and costs are limited to the pumping and processing of leaching solutions. Funds will continue to be expended on the Company’s El Salvadoran exploration projects, primarily on the flagship El Dorado gold project where exploration drilling is continuing to test new high priority vein targets in both the North and Central Districts. Drill testing of the La Calera project will recommence in the new year.

National Instrument 43-101 Disclosure

Mr. William Gehlen supervises all of Pacific Rim Mining Corp.’s exploration work in El Salvador. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Details of the El Dorado project, including geology, drill results and resource estimates are presented in a technical report prepared for Pacific Rim Mining Corp. by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., (both Qualified Persons as defined in National Instrument 43-101) entitled “Technical Report on the El Dorado Project Gold and Silver Resources, Department of Cabanas, Republic of El Salvador”, dated November 26, 2003 and publicly available on SEDAR.

A technical report entitled “Review of the La Calera Project, El Salvador”, prepared by Mr. Peter Ronning, P.Eng., a Qualified Person independent of Pacific Rim, has been filed with SEDAR, in conjunction with and summarized in the Company’s 2003 Annual Information Form.

Forward-Looking Statements

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the results of current exploration activities; the results from future exploration opportunities; significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and, accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Pacific Rim will derive therefrom. Pacific Rim Mining Corp. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.